Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

2 August 2011
ASX ANNOUNCEMENT

Mission Commences Sales Into Malaysian Biodiesel Mandate

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT), is pleased to announce that it has commenced selling biodiesel into the Malaysian biodiesel mandate.

This represents another major milestone towards the full implementation of the Malaysian mandate, which Mission expects to be a significant new market opportunity for Mission’s refined biodiesel.

On 2 June 2011, Mission announced the official launch of the Malaysian B5 Palm Oil Biodiesel blending mandate and flagged its expectation to commence sales into the mandate in July 2011.

The mandate obligates all oil majors in Malaysia, namely Petronas, Shell, Esso, Chevron and Boustead Petroleum Marketing to reach a 5% biodiesel blend by 1 November 2011 for the central region of Malaysia. This ramp up period will allow the supply chains to be finalized and optimize logistics. During this ramp up period Mission will supply approximately 2,500 tonnes of biodiesel.

Mission has commenced early sales via direct purchase orders ahead of anticipated longer term sales contracts in November 2011.

“As a biodiesel industry leader in Malaysia, we are delighted to participate in the implementation of the mandate and look forward to the expected sales volume increase over time, which in turn will improve our capacity utilization, increase our revenue and provide a positive impact to our bottom line” said Nathan Mahalingam Group CEO of Mission NewEnergy Limited.

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is an integrated biodiesel producer and one of the world’s largest Jatropha plantation companies.  We can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biodiesel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations:	Media Contact:
Stern Investor Relations, Inc. SMA Global	SMA Global
Julia Avery	Ariel Weeks
+1 (212) 362-1200	+1 (310) 432-6357
julia@sternir.com	ariel.weeks@smaglobal.com

Company Contact:
James Garton
Head Corporate Finance, M&A
Phone: + 1 (210) 841-5741
james@missionnewenergy.com